Exhibit 99.1

NEWS RELEASE September 16, 2026

Versamet Royalties Announces Inclusion in the GDXJ and Publication of 2026 Asset Handbook

Vancouver, BC: Versamet Royalties Corporation (“Versamet” or the “Company”) (NASDAQ: VMET, TSX: VMET) announces that it will be added to the MVIS® Global Junior Gold Miners Index (“MVGDXJ”), the underlying benchmark index for the VanEck Junior Gold Miners ETF (“GDXJ”), and that it has published its 2026 Asset Handbook. The 2026 Asset Handbook is available on the Company’s website at www.versamet.com/assethandbook.

Versamet’s inclusion will be implemented following the close of trading on September 18, 2026, and will become effective on September 21, 2026, as part of the MVGDXJ’s semi-annual review and quarterly rebalance.

Dan O’Flaherty, CEO of Versamet, commented: “Versamet’s inclusion in the GDXJ represents another important milestone in the advancement of our capital markets profile. Over the past year, we have meaningfully increased the scale of the Company, growing our portfolio of high-quality royalties and streams and expanding access to investors through our listings on the TSX and NASDAQ.

Inclusion in the GDXJ is expected to further enhance Versamet’s visibility and trading liquidity and broaden our exposure to institutional and retail investors globally. The publication of our 2026 Asset Handbook also provides investors with a more detailed view of the quality and embedded growth within our portfolio. We remain focused on creating long-term per share value through disciplined acquisition of high-quality assets.”

About the GDXJ

The VanEck Junior Gold Miners ETF seeks to replicate, before fees and expenses, the price and yield performance of the MVIS® Global Junior Gold Miners Index, which is intended to track the overall performance of small-capitalization companies that are involved primarily in the mining for gold and/or silver.

For more information about the GDXJ, please visit: https://www.vaneck.com/us/en/investments/junior-gold-miners-etf-gdxj/overview/

For more information about the MVGDXJ, please visit: https://www.marketvector.com/indexes/hard-asset/mvis-global-junior-gold-miners

About Versamet Royalties Corporation

Versamet is rapidly growing to become a new mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet’s common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol “VMET”.

NASDAQ | TSX: VMET	1	versamet.com

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email: info@versamet.com
Telephone: 778-945-3948

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements relating to: the implementation and effectiveness of the Company’s inclusion in the MVIS® Global Junior Gold Miners Index; the expected effects of such inclusion on the Company’s visibility, trading liquidity and exposure to institutional and retail investors; the quality and growth potential of the Company’s portfolio; the Company’s growth profile and capital deployment strategy; the Company’s ability to pursue future acquisition opportunities and create long-term per share value; and other statements regarding the Company’s future plans, expectations, objectives, estimates and forecasts. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Versamet to control or predict, that may cause Versamet’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, the risk factors set out under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 available for review on the Company’s profile at www.sedarplus.ca, as well as the Company’s Form 20-F filed with the Securities and Exchange Commission on April 30, 2026, available for review on the Company’s profile at www.sec.gov/edgar. Such forward-looking information represents management's best judgment based on information currently available. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

NASDAQ | TSX: VMET	2	versamet.com